Daniel K. Donahue

Tel 949.732.6500

Fax 949.732.6501

donahued@gtlaw.com

January 22, 2016

160224.010100

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Caleb French

Re:	Mears Technologies, Inc. Draft Registration Statement on Form S-1

Submitted December 21, 2015

Dear Mr. French:

On behalf of our client, Atomera Incorporated, a Delaware corporation formerly known as Mears Technologies, Inc., (the “Company”), we are responding to the comment letter issued by the staff of the Commission (the “Staff”) to Scott A. Bibaud, Chief Executive Officer of the Company, dated January 15, 2016 on the above-referenced draft Registration Statement on Form S-1 (“Draft Registration Statement”). Concurrent with the filing of this letter, the Company is submitting to the Commission on a confidential basis a revised Draft Registration Statement (“Amendment”).

The Amendment has been prepared in response to Staff’s comment letter dated January 15, 2016, the text of which we have incorporated into this response letter for convenience.

Staff Comment and Company Response

Prospectus Cover

1.	Please explain how and when you intend to determine the number of shares that will be issuable pursuant to the underwriter’s warrant. In this regard, please note that we do not consider the number of shares offered to be information which may be omitted pursuant to Rule 430A of the Securities Act

Response: The Company and the underwriter intend that the initial publicly filed Registration Statement on Form S-1, or an amendment thereto filed prior to requesting effectiveness, will include the offering price and the number of common shares offered to the public. As a consequence of those disclosures, the Company will also be able to disclose by way of that public filing all other share-based information currently omitted from the Amendment, the determination of which is dependent on the offering price and number of shares to be offered to the public.

Greenberg Traurig, LLP • Attorneys at Law • WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 • Irvine, California 92612 • Tel 949.732.6500 • Fax 949.732.6501

OC 287510579v2

Securities and Exchange Commission

Division of Corporation Finance

January 22, 2016

Prospectus Summary, page 1

Our Company, page 1

2.	Please provide us copies of third party data supporting your claims in the third paragraph that Mr. Mears has a “well-established track record of innovation” and explain what you mean by “well-established.” In this regard, we note that you include only a single example of Mr. Mears serving on a team.

Response: We have deleted from the Amendment the references to Dr. Mears “well-established track record of innovation”. However, we wish to supplementally advise the Staff that Dr. Mears is named as inventor or co-inventor on approximately 89 US and foreign patents and the author or co-author of approximately 75 reports and studies published in scientific journals.

Emerging Growth Company, page 2

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Please be advised that no written communications have been distributed by the Company or anyone authorized to act on its behalf to potential investors in reliance on Section 5(d) of the Securities Act other than the Draft Registration Statement.

Summary Financial Data, page 5

4.	Please revise the table showing your selected financial data for the previous two fiscal years to include income loss from continuing operations per common share, total assets, and long-term obligations. See Instruction 2 to Item 301 of Regulation S-K.

Response: The table on page 5 now includes income (loss) per share for all reported periods. In accordance with the telephone communication between the undersigned and the Staff, we have not included total assets and long-term obligations for all reported periods. The Company is a smaller reporting company (“SRC”) and Item 301 is not applicable to SRCs.

Securities and Exchange Commission

Division of Corporation Finance

January 22, 2016

Risk Factors, page 6

While the preliminary testing of our MST technology has been successful to date, page 6

5.	Please explain here and in the summary and business sections how you define “successful” as relates to your technology.

Response: The requested disclosure has been provided in the fourth risk factor and elsewhere through the “Our Business” section as appropriate.

Our Business, page 14

General, page 14

6.	We note your reference to “partnering with manufacturers” in the third sentence of the fifth paragraph in this section. Please clarify the nature of these relationships and, if appropriate, explain how these relationships differ from the process qualification relationships you disclose here and on page 18. This comment also applies to similar disclosure on page 1.

Response: The requested disclosure has been provided in the fifth paragraph on pages 1 and 14.

Intellectual Property Rights, page 18

7.	We note the importance of your “core patents” to your business as a whole. Please disclose the duration of these patents.

Response: The requested disclosure has been provided in the first paragraph on page 19.

8.	We note the disclosure of the license agreement between you and ASM International. Please reconcile this disclosure with the disclosure in exhibit 10.4, which discloses that the agreement is between “RJ Mears, LLC” and the ASM entities. In this regard, also clarify what effects this license agreement has on your operations. For example, if this agreement requires you to make payments for each MST product you license, please disclose this fact.

Response: Please be advised that R. J. Mears, LLC is a corporate predecessor of the Company. Appropriate disclosure of this matter has been provided under the caption “Corporate Information” on page 2. The required disclosure concerning the ASM license has been provided in fourth paragraph on page 19.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Plan of Operations, page 20

9.	Please reconcile your disclosure that you intend to “expand [y]our sales to additional potential customers and markets” with the first sentence on page 21, which suggests you have not yet made sales. Additionally, please revise to clarify what you mean by your plan to “enhance the accreditation” of your main technology “with a more comprehensive set of proprietary data.”

Response: The requested disclosure has been provided in the last paragraph on page 20.

Securities and Exchange Commission

Division of Corporation Finance

January 22, 2016

Compensation Committee Interlocks and Insider Participation, page 23

10.	Given your disclosure that your board of directors does not have a compensation committee, please revise to identify each of your officers and employees who participated in your board of directors’ deliberations concerning your executive officers’ compensation during the last completed fiscal year. See Item 407(e)(4)(ii) of Regulation S-K.

Response: The requested disclosure has been provided in the second full paragraph on page 25. Please be advised that the Company’s board of directors intends to establish a compensation committee prior to effectiveness and appropriate disclosure of the committee will be provided in the prospectus.

Executive Compensation, page 24

Narrative Disclosure to Summary Compensation Table, page 24

11.	Please provide here, or in any other appropriate section, a narrative description of any material factors necessary to an understanding of the information you present in your summary compensation table. For example, you should describe the material terms of any employment arrangements you have with your named executive officers, if appropriate.

Response: Appropriate disclosure of this matter has been provided under the caption “Narrative Disclosure to Summary Compensation Table” on pages 24 and 25.

Related Party Transactions, page 25

12.	We note your disclosure that you sold convertible promissory notes to your officers and directors in fiscal years 2013 and 2014. Please also disclose the names of the related persons who conducted transactions with you and the approximate dollar value of each related person’s interest in the transaction.

Response: The requested disclosure has been provided in the carryover paragraph on pages 25 and 26.

Underwriting, page 40

Underwriting Discount and Expenses, page 40

13.	Given that you have agreed to issue a warrant to your underwriter as compensation, as disclosed on page 41, please tell us why you have not included this warrant in the table on page 40.

Response: The requested disclosure has been provided following the table on page 40.

Securities and Exchange Commission

Division of Corporation Finance

January 22, 2016

Determination of Offering Price, page 41

14.	Please revise the last sentence of this section to remove the suggestion that the offering price of your common stock in this offering may change.

Response: The requested disclosure has been provided in the third full paragraph on page 41.

Financial Statements for the Nine Months Ended September 30, 2015

Note 8, Stock Option Plan, page F-26

15.	We note from your disclosures that you utilize the Black-Scholes-Merton option pricing model to determine the fair value of your stock options. Please revise to explain the methods used to determine the assumptions utilized in these models including volatility, risk-free interest rate and expected term, etc. Refer to the guidance in FASB ASC 718- 10-50-2(f)(2). Refer also to FASB ASC 718-10-55-136.

Response: The requested disclosure has been provided on page F-27.

16.	In order to assist us in evaluating your equity based-instruments, please provide us with details of each issuance of stock options in the preceding twelve months. Include the following information for each grant date:
•	Number of shares issued or issuable in the grant;
•	Purchase price or exercise price per share;
•	Any restriction or vesting terms;
•	Management’s fair value per share estimate;
•	How management determined the fair value estimate;
•	Nature of any relationship between the recipient and the company;
•	Nature and terms of any concurrent transactions with the recipient;
•	Amount of any recorded compensation element.

When pricing information for this offering is available, progressively bridge management’s fair value per share determinations to the current estimated IPO price per share.

Response: Attached hereto as Appendix A is a table that sets forth the requested details for all stock options granted by the Company during the twelve month period ended September 30, 2015.

Securities and Exchange Commission

Division of Corporation Finance

January 22, 2016

Exhibit 10.11

17.	Please file the attachments missing from exhibit 10.11 or advise. For example, we note the references to exhibits A, D, and F.

Response: Exhibit 10.11 has been re-filed to include the missing attachments, other than Exhibit A. In accordance with the telephone communication between the undersigned and the Staff, we have not included Exhibit A, which represents the note purchasers’ signature pages. We do not believe that Exhibit A is germane to an understanding of Exhibit 10.11. Also, Exhibit A includes the note purchasers’ personal information, including name, street and email address and tax identification number. Given the legitimate privacy interests of the note purchasers and the little, if any, relevance of Exhibit A to an understanding of Exhibit 10.11, we request that the Staff allow the Company to omit Exhibit A.

The Company has endeavored to fully respond to the Staff's comments set forth in its letter dated January 15, 2016. Thank you in advance for your review. Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours,

/s/ Daniel K. Donahue Daniel K. Donahue

 cc:          Atomera, Inc.

Marcum, LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

APPENDIX A

Atomera Incorporated, formerly known as Mears Technologies, Inc.
Company response to SEC comment letter on Draft Registration Statement on Form S-1
Comment 16 - for the twelve months preceding September 30, 2015

	Vesting Terms
Shares granted by individual	Performance condition (milestone) granted on 2/27/2015 (see 1 below)	Vest ratably over 10 months granted on 2/27/2015	Immediate vesting granted on 2/27/2015	Performance condition (milestone) granted on 4/17/2015 (see 2 below)	Nature of relationship between recipient and the company	Exercise price per share	Management's fair value per share estimate (see 3 below)	Nature and terms of any concurrent transactions with the recipient	Amount of any recorded compensation element

Trautmann. Erwin	10,042		53,335		EVP of Strategic Business and Development; Director	$ 6.60	$ 5.25	4	$ 96,683
Cope, Ron	8,033		45,344		COO	$ 6.60	$ 5.25	4	$ 81,974
Mears, Robert	6,025		17,352		CTO	$ 6.60	$ 5.25	4	$ 32,673
Takeuchi, Hideki	2,683		3,984		Employee	$ 6.60	$ 5.25		$ 7,911
Cody, Nyles	1,725		3,275		Employee	$ 6.60	$ 5.25		$ 6,321
Stepheson, Robert	1,725		3,275		Employee	$ 6.60	$ 5.25		$ 6,321
Hytha, Marek	1,725		3,275		Employee	$ 6.60	$ 5.25		$ 6,321
Brown, Barry		1,667	3,333		Director (resigned December 2015)	$ 6.60	$ 5.25		$ 7,907
Cleavelin, Rinn		1,667	3,333		Director	$ 6.60	$ 5.25	4	$ 7,907
Gazal, Sam		1,667	3,333		Director (resigned December 2015)	$ 6.60	$ 5.25		$ 7,907
Ingall, Jeremy		1,667	3,333		Director (resigned December 2015)	$ 6.60	$ 5.25		$ 7,907
Rabines, Rolando		1,667	3,333		Director (resigned December 2015)	$ 6.60	$ 5.25		$ 7,907
Sahyoun, Karim		1,667	3,333		Director (resigned December 2015)	$ 6.60	$ 5.25		$ 7,907
Stadheim, Rolf		1,667	3,333		Director	$ 6.60	$ 5.25	5	$ 7,907
Stahl, Rosalie		1,667	3,333		Director (resigned December 2015)	$ 6.60	$ 5.25	5	$ 7,907
McNulty, Kevin			3,333		Chief Financial Officer	$ 6.60	$ 5.25		$ 5,765
Van Riet, Ayme			666		Employee	$ 6.60	$ 5.25		$ 1,153
Hutchby, James				1,000	Consultant	$ 6.60	$ 5.25		$ 607
Hutter, Lou				1,000	Consultant	$ 6.60	$ 5.25		$ 607
	31,958	13,336	160,503	2,000					$ 309,592
			Total	207,797

1 - Performance conditions include operation and IPO milestones in 2015.

2 - Performance condition based on attending Technical and Science Advisory Board meetings during 2015.

3 - The estimated fair value per share is based on a 409A valuation and discounted for a subsequent decrease in the projected total IPO offering.

4 -The grantee is also one of the individuals entitled to an incentive bonus as described in Note 9 Page F-27.

5- The grantee is also an investor who loaned money to the company under a secured note. The loan has the same terms as all other lenders (see Note 5 on F-24).